Exhibit 99.(a)

INDEPENDENT ACCOUNTANTS' REPORT

Sears, Roebuck and Co.
Hoffman Estates, Illinois

We have examined management's assertion, included in the accompanying MANAGEMENT'S REPORT ON INTERNAL CONTROL RELATED TO SERVICING PROCEDURES, that as of December 31, 2002, based on the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Report"), Sears, Roebuck and Co. (the "Company") maintained effective internal control over the servicing and financial reporting procedures provided to Sears Credit Account Master Trust II (the "Trust") under the terms of the Pooling and Servicing Agreement dated as of July 31, 1994, as amended and supplemented through July 20, 2001 (the "Agreement"), by and among the Company (as Servicer), SRFG, Inc. (as Seller) and The Bank of New York, successor trustee to Bank One, N.A. (as Trustee), insofar as such internal control relates to the prevention and detection of misstatements due to error or fraud in amounts that would be material to the assets of the Trust. Management is responsible for maintaining effective internal control over the servicing and financial reporting procedures provided by the Company to the Trust. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over the servicing and financial reporting procedures performed by the Company, as Servicer, under the applicable sections of the Agreement, testing and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over the servicing and financial reporting procedures performed by the Company, as Servicer, to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that the Company maintained effective internal control over the servicing and financial reporting procedures provided by the Company to the Trust as of December 31, 2002, insofar as such internal control relates to the prevention and detection of misstatements due to error or fraud in amounts that would be material to the assets of the Trust, is fairly stated, in all material respects, based on the criteria established in the COSO report.

/s/ Deloitte & Touche LLP

March 28, 2003

MANAGEMENT'S REPORT ON INTERNAL CONTROL RELATED TO SERVICING PROCEDURES

The management of Sears, Roebuck and Co. (the "Company") is responsible for establishing and maintaining effective internal control over the servicing and financial reporting procedures provided by the Company, as Servicer, to Sears Credit Account Master Trust II (the "Trust"), under the terms of the Pooling and Servicing Agreement dated as of July 31, 1994, as amended and supplemented through July 20, 2001 (the "Agreement"), by and among the Company, as Servicer, SRFG, Inc., as Seller, and The Bank of New York, successor trustee to Bank One, N.A., as Trustee.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to the servicing and financial reporting procedures provided by the Company to the Trust. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management's assessment of its internal control is based on criteria for effective internal control described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company maintained effective internal control over the servicing and financial reporting procedures provided to the Trust under the terms of the Agreement as of December 31, 2002, insofar as such internal control relates to the prevention and detection of misstatements due to error or fraud in amounts that would be material to the assets of the Trust.

March 28, 2003

/s/ Thomas E. Bergmann
Thomas E. Bergmann
Vice President and Controller